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                                                                      EXHIBIT 14

                 AMENDMENT TO SEVERANCE COMPENSATION AGREEMENT
                 ---------------------------------------------

          Pursuant to resolution of the Board of Directors of AST Research, Inc., a Delaware corporation (the "Company"), dated February 27, 1995, that certain Severance Compensation Agreement (the "Agreement"), dated February 15, 1991, by and between the Company and Safi U. Qureshey (the "Executive") is hereby amended, effective as of the date hereof, as follows:

          1. Section 3(e)(i) of the Agreement is amended by substituting the phrase "or an adverse change" for the phrase "or a change."

          2. Section 3(e)(iii) of the Agreement is deleted and replaced with the following:

          any failure of the Company to maintain in effect benefit plans or arrangements (including, without limitation, life insurance, accident, disability and health insurance plans, 401(k) plans, retirement plans, bonus plans, stock option plans, monthly automobile allowance, and all similar plans which are from time to time made generally available to senior executives of the Company)(hereinafter referred to as "Benefit Plans") providing an aggregate level of benefits which is at least as favorable to such senior executives as the aggregate level of benefits provided under the Benefit Plans in effect at the time of a Change in Control of the Company; or the taking of any action by the Company which would, on an aggregate basis, adversely affect the Executive's participation in or materially reduce the Executive's benefits under the Benefit Plans; or reduce the aggregate level of material fringe benefits enjoyed by the Executive as of the time of a Change in Control of the Company;

          3. Section 3(e)(iv) of the Agreement is deleted and replaced by the following:

          any failure by the Company to maintain incentive compensation plans and arrangements (in-
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          cluding, without limitation, the Benefit Plans)(the "Incentive Plans")
          providing the Executive, on an aggregate basis, incentive compensation opportunities at a level at least as favorable to the Executive as those available to the Executive at the time of a Change in Control of the Company; or the taking of any action by the Company which would, on an aggregate basis, adversely affect the Executive's participation in such Incentive Plans, expressed as a percentage of his base salary, by more than ten (10) percentage points in any fiscal year as compared to the immediately preceding fiscal year.

          4.   Section 3(e)(v) is deleted and replaced by the following:

          the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any plan or arrangement to receive securities of the Company or any successor entity maintained by the Company or such successor in which the Executive is then participating (including, without limitation, stock option and purchase plans and any other plan or arrangement to receive and exercise stock options, stock appreciation rights, restricted stock or grants thereof);

          5. Section 3(g) of the Agreement is amended by adding the following sentence thereto:

          "Date of Termination" shall also mean, if the Executive terminates his employment for Good Reason, the date of such termination.

          6. Section 4(a) of the Agreement is deleted, to be replaced by the following:

               (a) The Company shall pay to the Executive as severance pay a lump sum, in cash (i) in full on the fifth day following the Date of Termination, or (ii) at the election of the Executive made prior to the date Notice of Termination is given or the date the Executive

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          terminates his employment for Good Reason, as applicable, one-half on the fifth day following the Date of Termination and the balance plus interest accrued at the Bank of America prime rate on the 7th day of January in the year following the Date of Termination, consisting of an amount equal to the sum of (1) the Executive's highest monthly base salary plus car allowance then in effect during the 12-month period immediately preceding the Date of Termination multiplied by twenty-four (24), and (2) a lump sum bonus payment of two (2) times the average of the two highest fiscal year's annualized bonus payment(s) paid under all of the Company's bonus plans during the past three years; provided, however, that the amount of any such lump sum payment
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          shall be subject to withholding pursuant to applicable law.

          7.   A new Section 4(d) is added to provide as follows:

               (d) If the benefits provided to the Executive pursuant to this
          Section 4 would, either alone or together with any other payments or benefits received or to be received by the Executive in connection with a Change in Control, constitute "parachute payments" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the Company shall pay to Executive an additional amount necessary to place Executive in the same after-tax position as Executive would have been had no such excise tax been imposed with respect to any parachute payments. The amount payable pursuant to the preceding sentence shall be grossed-up to the extent necessary to pay income, excise and other taxes due on such amount. The determination of any amounts payable under this Section 4(d) shall be made by a nationally recognized public accounting firm chosen by the Company in good faith, and such determination shall be conclusive and binding on the Company and the Executive.

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          IN WITNESS WHEREOF, the Company and the Executive have executed this
Amendment to Severance Compensation Agreement as of the 27th day of February, 1995.

EXECUTIVE:                                  AST RESEARCH, INC.



/s/ SAFI U. QURESHEY                        By:   /s/ DENNIS R. LEIBEL
- --------------------                              ----------------------
SAFI U. QURESHEY                                  DENNIS R. LEIBEL
Chairman and                                      Senior Vice-President
Chief Executive Officer


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